HIP CUISINE, INC.
2250 NW 114th Avenue
Unit 1P, PTY 11020
 Miami, FL 33172.

June 10, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Susan Block
     Theresa Messinese
     Andrew Mew
     John Stickel

Re: Hip Cuisine, Inc.
Registration Statement on Form S-1
Filed February 3, 2016
File No. 333-209346

Ladies and Gentlemen:

Further to Mr. John Stickel’s telephone call this afternoon on June 10, 2016, to our legal counsel, Mr. William D. O’Neal, Hip Cuisine, Inc. (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 3:00 PM Eastern Standard Time on Tuesday, June 14, 2016, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-409-1146.

Yours truly,

 /s/ Natalia Lopera
      Natalia Lopera, Chief Executive Officer/President

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